SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Navios Maritime Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

American Depositary Shares, each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 100

American Depositary Shares, each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $.0001 per share	63938Y 308
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Vasiliki Papaefthymiou

Executive Vice President – Legal and Director

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

+30-210-4595000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

(212) 859-8272

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$35,960,000	$3,622

(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer (the “Exchange Offer”) through which Navios Maritime Holdings Inc. seeks to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred” and, together with the Series G Preferred the “Preferred Shares”). The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows:

The sum of the (a) the product of (i) $5.38, the average of the high and low prices per Series G ADSs on the New York Stock Exchange on September 16, 2016, and (ii) 2,000,000, the maximum number of Series G ADSs that could be accepted for exchange in the Exchange Offer; and (b) the product of (i) $5.25, the average of the high and low prices per Series H ADS on the New York Stock Exchange on September 16, 2016, and (ii) 4,800,000, the maximum number of Series H ADSs that could be accepted for exchange in the Exchange Offer.

(2)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $3,622	Filing Party: Navios Maritime Holdings Inc.
Form or Registration No.: Schedule TO-I	Date Filed: September 19, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as may be further supplemented or amended from time to time, the “Schedule TO”) originally filed with the Securities and Exchange Commission on September 19, 2016 relating to an offer (the “Exchange Offer”) by Navios Maritime Holdings Inc., a Republic of Marshall Islands corporation (the “Company”), to acquire any and all outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”) and any and all outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”) from all tendering holders of Series G ADSs and Series H ADSs, pursuant to the terms and subject to the conditions described in the offer to exchange, dated September 19, 2016 (the “Offer to Exchange”), and the related letter of transmittal for each of the Series G ADSs and the Series H ADSs (collectively, the “Letters of Transmittal”), which, as amended or supplemented from time to time, together constitute the Exchange Offer.

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO or the Offer to Exchange. All information in the Offer to Exchange, including all exhibits and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1 in response to all items required in the Schedule TO. This Amendment No. 1 should be read in conjunction with the Schedule TO and Exhibits thereto. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented.

The Offer to Exchange, filed as Exhibit (a)(1)(A) to the Schedule TO, filed with the Securities and Exchange Commission on September 19, 2016, and Item 1 of the Schedule TO, are hereby amended and supplemented as follows. The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, to the extent the original provisions of such documents would conflict or be inconsistent with the Offer to Exchange, as amended.

Items 1 through 11.

The Offer to Exchange is hereby amended as follows:

•	All occurrences of the text “However, no more than 50% of the total number of Series G ADSs and Series H ADSs tendered will receive cash. If Series G ADSs and Series H ADSs are tendered in excess of this limit, they will be subject to proration procedures and all such excess Series G ADSs and Series H ADSs will be deemed to have been tendered for, and will automatically receive, shares of Common Stock,” in the Offer to Exchange (including in two places on the Cover, page 1, page 7, page 9, page 14, page 18 and page 25), are deleted in their entirety and replaced with the following text:

“However, no more than 50% of the total number of Series G ADSs, as a class, tendered will receive cash and no more than 50% of the total number of Series H ADSs, as a class, tendered will receive cash. If Series G ADSs and Series H ADSs are tendered in excess of these respective limits, they will be subject to proration procedures and all such excess Series G ADSs and Series H ADSs will be deemed to have been tendered for, and will automatically receive, shares of Common Stock.”

•	After all occurrences of the text “All such Series G ADSs and Series H ADSs tendered will receive Common Stock,” in the Offer to Exchange (including in two places on the Cover, page 1, page 7, page 9, page 14, page 18 and page 25), the following sentence is hereby added:

“The maximum amount of cash that may be issued in exchange for all Series G ADSs and Series H ADSs tendered is $5.8 million and $13.8 million, respectively, and the maximum amount of Common Stock that could be issued if all holders of Series G ADSs and Series H ADSs elect to receive Common Stock is 9,539,744 shares and 22,513,723 shares, respectively.”

•	The subheading “Rule 14e-4 ‘Net Long Position’ Requirement” under the heading “The Exchange Offer” and three paragraphs in that subsection on page 28 in the Offer to Exchange are hereby deleted.

Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

(c) Summary Information. The summary consolidated financial data and other set forth in the Supplement to the Offer to Exchange, dated September 29, 2016 under the heading “Summary Consolidated Financial Data” is incorporated by reference herein.

Item 12. Exhibits.

Item 12 and the Exhibit Index of the Schedule TO are hereby amended and supplemented by adding and amending the following:

Exhibit No.	Description

(a)(1)(E)	Supplement to the Offer to Exchange, dated September 29, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAVIOS MARITIME HOLDINGS INC.

Date: September 29, 2016	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President – Legal and Director